TURBOPASS CORPORATION

2019 Report

Dear investors,

We are very close to our first major JV/Channel partnership with The Hankey Group/Nowcom/Westlake Financial, a $12B Automotive Finance and Technology conglomerate, that would execute the distribution of TurboPass into the appropriate markets (not to mention their own 13 related businesses that include relationships with 40,000 dealers and thousands of banks and credit unions.

Westlake is shifting some of its income and employment validation processes to respond to rapid unemployment trends. As the largest Independent auto finance company in the USA, Westlake Financial has agreed to adjust policies to accept TurboPass as a form of Validated proof of income, proof of employment, proof of identity, and proof of account ownership. Furthermore, we are in the final stages of a potential Revenue Sharing Agreement where Westlake's 400+ Internal and external Dealer/Relationship Managers will be tasked to SIGN UP TurboPass dealers on our services! Stay tuned!

To learn more about our updates from May, please check it out at the link below:

https://foundersuite.com/reports/fcabdf8b-7afe-4d50-b507-bbcb49db2165

We need your help!

If you know of any dealership or finance company/bank/Credit union that may want to participate in being an early TurboPass subscriber please send them our way!

They can BOOK a DEMO https://www.turbopassreport.com/

Sincerely,

Michael Jarman
Co-Founder/CEO

Kenneth Jarman
Co-Founder/COO

Our Mission

We hope (but cannot guarantee) to be a $100mm Revenue company with strong returns for investors as we deliver more equitable credit opportunities for Americans.

See our full profile

How did we do this year?

Report Card

B-

The Good

In 2019, our brand resonated with users, subscribers, and Investors and we continue to gain momentum and industry adoption.

Recent regulatory scrutiny of auto dealer/lender practices continues to reveal the need to direct source validation of Income.

Experiencing ZERO Customer Churn.

The Bad

Fell short of our goals for the CF Campaign - requiring other RegD investments from accredited investors to continue operating.

Seasonality and other lender pilot delays stagnated customer subscription growth.

The chicken/egg challenge continues to prove difficult. The lesson we take is: lender acceptance leads to dealer adoption.

2019 At a Glance

January 1 to December 31

$47,765 +179%
Revenue

-$220,508
Net Loss

$44,599 +307%
Short Term Debt

$137,500
Raised in 2020

$1,254
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

TurboPass digitally transforms the validation of income, employment, and identity, for buyers, sellers, and creditors.

We hope (but cannot guarantee) to be a $100mm Revenue company with strong returns for investors as we deliver more equitable credit opportunities for Americans.

Milestones

TurboPass Corporation was incorporated in the State of Delaware in June 2018.

Since then, we have:

- Scalable Saas platform for buyers, sellers, and creditors.

- Eliminates paper and fraud for parties to a credit transaction.

- Two patents pending (1 utility, 1 process) for "User-authorized distribution of trusted source data."

- CoFounders have SKIN IN THE GAME, having Bootstrapped for almost 3 years!

- Users include #1 Independent Auto Lender in the USA, Westlake Financial (with over 14,000 dealers).
- #1 Toyota Dealer South Texas as an early customer!
- Reduces payment delays for buyers/sellers/creditors.

Historical Results of Operations

Our company was organized in June 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $ $47,765.29 compared to the year ended December 31, 2018, when the Company had revenues of $17,100. Our gross margin was 31% in the fiscal year 2019, compared to 0.58% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,871, including $1,254 in cash.
- *Net Loss.* The Company had net losses of $220,508 for the fiscal years ended December 31, 2019.
- *Liabilities.* The Company's liabilities totaled $270,217 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company.

The Company is engaged in RegD fundraising to meet capital needs. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

TurboPass Corporation's cash in hand is $1,254 as of December 31, 2019. Over the last three months of 2019, revenues have averaged $1,656/month, cost of goods sold has averaged $667/month, and operational expenses have averaged $23,461/month, for an average burn rate of $22,471 per month.

With the implementation of the Westlake JV and other sales and revenue activities, Our intent remains to be profitable in 9-14 months.

Net Margin: -462% **Gross Margin: 31%** **Return on Assets: -17,584%** **Earnings per Share: -$0.03**

Revenue per Employee: $23,883 **Cash to Assets: 100%** **Revenue to Receivables: 7,729%** **Debt Ratio: 21,548%**

TurboPass.MJ.SignedAttestation.of.2019Financials.pdf

TurboPass_Balance_Sheet_2019.pdf

TurboPass_P_and_L_2019.pdf

TurboPass_Financial_Statements-_Reviewed.pdf

We ❤ Our 154 Investors

Thank You For Believing In Us

Frank McKenna
Patrick O'Brien Boling
Anh Nguyen
William Plummer Jr
Joshua Jones
Tyler R. Wolfe
James McCrory
Danica Kaldor
Steven Ontaneda
Michael Curiel
Nathan Richardson
Patrick Cordero
Kris Moats
Brian Augenstein
Raja Mallepeddi
Jan Radosin
Tony Wan
Richard Evans
Patrick Enweronye
Darlington Etumni
Xiaoguang Zhu
Anthony Murrietta
Robert Wong
Kevin Zuber
Sheila Henriques
David Brown
Mike McEnaney
Gary Mac McCasland
Dirk J Richardson
Anthony Bruce
Gerald Burke
Brent Mcd
Jeffrey Markee
Jeffery Bettis
Stanley Miller
Deviprasad Mulluru
Noah Cox
Scott Banford
Ramsey Coulter
David McDonald
Tan Quan Nguyen
Tracey Little
Jeremy Michael Whitefield
Ludwig Malek
Tem Balanco
Yatika Hunt Myers
Mark Geneva
Ian Trottier
Giovanni Heward
Robert Connell
Kaosar Al-Atassi
Tonia Troncone
Tavin Mogus
Kiranmayi Komati
Narendra Tulsy Dindiyal
Nathan Keller
Emilie Brown
Nicholas Finn
Luis Debayle
Sandeep Tyagi
Andrew Polito
Midhat Qidwai
Sheila Mayes
Phil Martin
Lee Szambecki
Colleen R. Orsak
Alexander Clarence McInt...
Joaquinn Keith Williams
Richard Ricketts
Matt Hixson
Christopher Anderson
Khuzema A. Savai
Boban Fara
Jerome Baladad
Benjamin Lin
Gladys Arome
Muhamed Hibovic
Maria Francelino
Susan Mc Guinness Getzin...
Dan Boese
Joseph Oseghale
Clarence Elijah Langley III
Teresinha Lou
David Burt
Ruslan Gadulshin
Daryl Lynn Richie
Lila Ravve
Jamal Narcisse
Sadike Hutchinson And Ki...
Nana Dooreck
Taressa Straughter
Jack Dufek
Simon Perez
Joshua Lawton-Belous
Trevor Ghylin
Kevin Mclain
Anjan Adhikari
Stephen Andrew Hearn
Jo Keller
Dale Prescher
Amadeu Cruz Barbosa Fil...
Mark Arruda
Daniel Vanegas Torres
Mario M Teel Jr.
Wong BingLou
Abdul VEGA
Michael Fink
Barry Jensen
Bradford Chan
Renan Harrigan
Meghan McClelland
Steven Rock-Ward
Gabriel Ugalde
John Ulzheimer
Jim Droske
Jason Morgan
Roy Johnson
Eljon Greene
Chinedum "Chin" Uguru
Brennon Mitchell
Justin Tessier
Eric Nelson
James P Turley
Richard Davis
Jami Phillips
Michael Myers
David Troxell
Brian Fischer
Robert OConnor
Ammar Abdullah
Jeziel Nova
Leonard Chijioke Ezenwa
Travis S Silman
Joseline Jean Jean Louis
Maxime Dubreucq
Justin Keith Reeger
Jerry Boyette
Chris Hixson
Bryce Johnson
Brian Hooper
Triet Le
Donald Millet
Linda Mendoza
Jeanette Ojeda
Baccus Jaddah
Marquis T. Woods
Damon Mamagona
Michael Peter Bahra
Luke Kampen
Larry Reinheimer
Michael DeLaMater
Ravisekar Amuthan
Michelle L. Black
Eric P Crean

Thank You!

From the TurboPass Corporation Team



Michael Jarman
Co-Founder/CEO



Kenneth Jarman
Co-Founder/COO



Jude Samson

Board Member/CTO

In my family and professional life, creating an environment where people grow together is my greatest accomplishment. I specialize in developing business models, process design & networks focused on unleashing human potential.



Joshua Dockery

Director of Product Development

(Besides TurboPass) I'm most proud of stabilizing the early product at PHAROS through scale and profitability, My favorite early creation was my College Robotic Tank built with predictive targeting, planning, and advanced mapping capabilities.



Zahid Kassem

EVP - Business Development

In a 27 year career, I led Enterprise Fraud & Dealer Risk Strategy at Santander, Ally, and NetSpend. I'm a proud family man and serve on the Boards @ The Aga Khan Council and the National Safety and Security portfolio.



Andrew Polito

Fractional - Chief Financial Officer

As a CoFounder of Proximity Learning, I led the company from idea to a successful exit in 2019. My young family keeps me busy while serving as the Fractional CFO for TurboPass and other Austin startups in my role as the Founder @ The Ronin Society.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kenneth Jarman	CoFounder/COO @ TurboPass Corporation	2018
Michael Jarman	CoFounder/CEO @ TurboPass Corporation	2018
Jude Samson	CTO Board Member @ Samson Advisory	2018

Officers

OFFICER	TITLE	JOINED
Kenneth Jarman	CFO Treasurer Secretary	2018
Michael Jarman	President	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kenneth Jarman	4,000,000 Common Stock	50.0%
Michael Jarman	4,000,000 Common Stock	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2019	$137,500	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	8,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. Our market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting food production. Our competitors may be better capitalized than we are and thus better able to respond to that volitility.

Material changes in State and Federal Regulations like the Fair Credit Reporting Act, TILA, and State Retail Installment Acts could materially affect our ability to grow the business.

We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of our management team to attract sufficient long-term capital to grow and sustain business operations.

There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $5,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

TurboPass Corporation

- Delaware Corporation
- Organized June 2018
- 2 employees

2110 W Slaughter Ln 160-511
Austin TX 78748

http://www.turbopassreport.com

Business Description

Refer to the TurboPass Corporation profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

TurboPass Corporation is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/turbopass/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*